Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction
LMI Finishing, Inc.	Missouri
LMI Services, Inc.	Missouri
Leonard's Metal, Inc.	Missouri
Integrated Technologies, Inc.	Washington
Precise Machine Company	Missouri
Tempco Engineering, Inc.	Missouri
Versform Corporation	California
D3 Technologies, Inc.	California